EXHIBIT 21.1

SUBSIDIARIES OF AMERICAN ACHIEVEMENT GROUP HOLDING CORP., AAC GROUP HOLDING
CORP. AND AMERICAN ACHIEVEMENT CORPORATION

Entity	Jurisdiction of Incorporation

American Achievement Group Holding Corp.	Delaware

AAC Group Holding Corp.	Delaware

AAC Holding Corp.	Delaware

American Achievement Corporation	Delaware

American Achievement Corporation Subsidiaries:
Commemorative Brands, Inc.	Delaware
Pulidos de Juarez, S.A. de C.V.	Ciudad Juarez Chihuahua Mexico
CBI North America, Inc.	Delaware
Taylor Senior Holding Corp.	Delaware
TP Holding Corp.	Delaware
Taylor Publishing Company	Delaware
Taylor Publishing Manufacturing, L.P.	Delaware
Taylor Manufacturing Holdings, LLC	Delaware
Educational Communications, Inc.	Illinois